July 12, 2018

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	PACCAR Inc
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 21, 2018
Form 10-Q for Fiscal Quarter Ended March 31, 2018
Filed May 4, 2018
File Number: 001-14817

Dear Mr. Shenk:

Below is the Company’s response to the Staff’s comments as set forth in your letter dated June 27, 2018, regarding PACCAR Inc’s Form 10-K for the fiscal year ended December 31, 2017 and Form 10-Q for the fiscal quarter ended March 31, 2018.  For convenience, your letter’s comments have been reproduced in italics.

Form 10-Q for the Fiscal Period Ended March 31, 2018

Notes to Consolidated Financial Statements

Note B – Sales and Revenues, page 10

1.

We note your disclosure on page 4 of your Form 10-K for the fiscal year ended December 31, 2017 that your trucks are essentially custom products, most of which are ordered by dealers according to customer specifications. Please provide us with your analysis regarding how you considered whether revenue from your trucks should be recognized over time. Refer to ASC 606-10-25-27 for guidance.

Response:

The vast majority of the Company’s trucks are sold directly to its independent dealers, who resell the products to an end customer. Most trucks are manufactured to end customer specifications based on the option and configuration choices the customer made when the dealer placed the order. Some trucks are manufactured to dealer specifications where the dealer does not have a specific customer order to fill. These option and configuration choices have been engineered by the Company before being offered to customers and are available to all dealers.

July 12, 2018

When evaluating revenue recognition, the Company considered the following criteria under ASC 606-10-25-27(a) through 27(c):

27(a)  “The Customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs.”

The Company believes this provision primarily relates to service arrangements and does not apply to the Company’s situation. The Company’s contracts are for the delivery of a completed truck. The timeframe from start of product assembly to delivery of the finished truck is almost always within a few days. The benefit is only transferred to the dealer after the truck is fully assembled and all required testing is completed and when control is transferred to the dealer.

27(b)  “The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced.”

The dealer does not have any control over the truck while it is in the production process.

27(c)  “The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.”

Trucks are built according to dealer specifications, but could be redirected to another dealer without incurring significant rework costs or significant economic loss; therefore, the Company’s performance creates an asset with an alternative use.

Based on this analysis, we concluded revenue should be recognized at a point in time.

2.

You disclose you recognize revenue when the customer obtains control of the product and when control of products is transferred to customers. Please tell us when your performance obligations are satisfied. Refer to ASC 606-10-50-12(a) and ASC 606-10-50-18 or 50-19, as appropriate, for guidance.

Response:

The Company’s products mainly include trucks and aftermarket parts. The Company’s performance obligations are satisfied for products when the dealer takes control at a point in time.

Generally, the Company recognizes revenue for the amount of consideration it will receive for delivering a product to a dealer.  Revenue is recognized when the dealer obtains control of the product.  In the vast majority of cases, control is passed to the dealer upon shipment which is when title transfers to the dealer.

To clarify the Company’s disclosure of when the Company’s performance obligation is satisfied, in future filings we will provide the following disclosure in Note B:

“The Company recognizes truck and parts sales as revenue when control of the products is transferred to customers which generally occurs upon shipment, except for certain truck sales which are subject to a residual value guarantee by the Company.”

July 12, 2018

3.

From a transcript of your first quarter 2018 results conference call on April 24, 2018 and disclosure in Forms 10-K and 10-Q, we note the (i) impact of fleet deliveries on mix and margins; (ii) 2017 record year for medium duty truck deliveries and anticipated excellent 2018 on the medium duty side; and (iii) three duty classes (light, medium, heavy) for your commercial trucks and disclosure of your market share of each. Please tell us your consideration of including information for fleet and nonfleet and by duty class in determining disaggregated revenue categories to present pursuant to ASC 606-10-50-5 and ASC 606-10-55-89 through 91.

Response:

The Company considered ASC 606-10-50-5 and ASC 606-10-55-89 through 91 for its disclosures and determined not to disaggregate revenue by fleet and nonfleet and by duty class for the following reasons:

•

The Company’s trucks can be categorized as light, medium or heavy duty class based on the gross vehicle weight rating (GVWR) of the truck. All trucks regardless of duty class are sold by the same dealer network, and end user customers may operate trucks in a variety of duty classes. The Company categorizes medium duty units based on truck models, but some medium duty truck models are registered as heavy duty by the customer based on final GVWR. We use third-party sources to report total industry size by duty class and the Company’s market share based on vehicle registrations or retail sales to evaluate the success of its products in the marketplace. The Company does not report revenue by duty class internally because it is not needed to manage its business.

•

The Company sells a wide range of products to its independent dealers who then sell to customers which operate truck fleets of various sizes. Since sales to dealers have similar contract terms and conditions and the Company offers dealers the same range of trucks in the markets they serve, dealers are considered a single class of customer.

•

The Company may mention large fleet deliveries when it knows of large truck orders that, due to the large size, may have some impact on margins. The Company’s reference to fleet mix in earning calls was to provide general information and was not intended to imply that the Company tracks fleet revenue as a category to manage its business. The Company does not internally report revenue for fleets.

•

The revenue information disclosed to the users of its financial statements is consistent with that used by the Company’s chief operating decision maker in evaluating financial performance and making resource allocation decisions. The Company’s chief operating decision maker evaluates the financial performance of operating segments monthly by reviewing reports showing the month’s revenues in total and by operating segment. These monthly reports do not include revenue by fleet and nonfleet or by truck duty class (light, medium, heavy).

July 12, 2018

Please feel free to contact me if you have any questions.

Sincerely,

/s/ Harrie C.A.M. Schippers
Harrie C.A.M. Schippers
President and Chief Financial Officer